UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
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FORM SD
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Specialized Disclosure Report
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 BWX TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)
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DELAWARE	001-34658	80-0558025
(State of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 MAIN STREET, 4TH FLOOR
LYNCHBURG, VIRGINIA		24504
(Address of Principal Executive Offices)		(Zip Code)

RONALD O. WHITFORD, JR.
SENIOR VICE PRESIDENT, GENERAL COUNSEL
CHIEF COMPLIANCE OFFICER AND CORPORATE SECRETARY
(980) 365-4300
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

In this Form SD, unless the context otherwise indicates, "BWXT", "we," "us" and "our" mean BWX Technologies, Inc. and its consolidated subsidiaries.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, requires public companies to disclose their use of conflict minerals within manufactured products. The term "conflict minerals" refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold ("3TG") that are necessary to the functionality or production of products that we manufactured or contracted to manufacture during the period from January 1, 2022 to December 31, 2022 (the "Reporting Period"). We performed a good faith reasonable country of origin inquiry to determine whether any of the 3TG we utilized during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country (the "DRC Region") and were not from recycled or scrap sources. Based on our reasonable country of origin inquiry, we determined that we may have some suppliers that sourced 3TG from the DRC Region and proceeded to conduct due diligence on our supplier base. Accordingly, we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Our website address is www.bwxt.com. We will make available through the Investors section of this website under "SEC Filings," this Form SD, including the Conflict Minerals Report, as soon as reasonably practicable after we electronically file our Form SD with the SEC. We have also posted our Conflict Minerals Policy on our website. The inclusion of our website within this filing is not intended to incorporate by reference any materials other than the Form SD, Conflict Minerals Report and Conflict Minerals Policy included therein.

Item 1.02    Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – Exhibits

Item 2.01    Exhibits.

The following exhibit is filed as part of this annual specialized disclosure report on Form SD:

Exhibit Number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2022 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BWX TECHNOLOGIES, INC.

May 24, 2023	By:	/s/ Ronald O. Whitford, Jr.
Ronald O. Whitford, Jr.
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

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